

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2018

Jeffery Crivello
Chief Executive Officer
Famous Dave's of America, Inc.
12701 Whitewater Drive, Suite 190
Minnetonka, MN 55343

Re: Famous Dave's of America, Inc.
Registration Statement on Form S-3
Filed May 14, 2018
File No. 333-224919

Dear Mr. Crivello:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure